SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-18492

CUSIP Number: 87815U204

☒ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☐ Form 10-Q     ☐ Form N-SAR      ☐ Form N-CSR

For the Period Ended: September 30, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TeamStaff, Inc.
Full Name of Registrant

1 Executive Drive, Suite 130
Address of Principal Executive Offices (street and number)

Somerset, NJ 08873
City, State and Zip Code

PART II — RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statements or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TeamStaff, Inc. (the “Registrant”) files this report for a 15-day extension for filing its Annual Report on Form 10-K for the period ended September 30, 2007 (“Form 10-K”). The Registrant will not be in position to file its Form 10-K by the prescribed filing date without unreasonable effort or expense due to its inability to complete its financial statements in sufficient time so as to allow for a complete review of its financial statements by the Audit Committee of the Board and its current independent registered public accounting firm and its predecessor independent registered public accounting firm. The Registrant anticipates that it will file its Form 10-K no later than fifteenth calendar day following the prescribed filing date.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Cheryl Presuto	(727)	329-5500
Name	Area Code	Telephone Number

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURE

Teamstaff, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 2, 2008	By:	/s/ Cheryl Presuto
Cheryl Presuto Chief Financial Officer

TeamStaff, Inc.

Form 12b-25

Part IV, Question (3)

The Registrant is filing this Form 12b-25 for a 15-day extension for filing its Annual Report on Form 10-K for the period ended September 30, 2007 (“FY 2007”) to enable its management to complete the financial statements so as to allow for a complete review of its financial statements by the Audit Committee of the Board of Directors, its current independent registered public accounting firm and its predecessor independent registered public accounting firm. Management expects however that financial results may significantly vary compared to the fiscal year ended September 30, 2006 (“FY 2006”) because in FY 2006 the Registrant took a $16.9 million valuation allowance against the Registrant’s deferred tax asset with a corresponding adjustment to the provision for income taxes. There will be no correlating provision for income taxes in FY 2007. In FY 2006 the Registrant also reported income from discontinued operations of $5.0 million related to the sale of its DSI Payroll Services division. There will be no correlating income from discontinued operations in FY 2007, and in fact, the Registrant expects a loss from discontinued operations in FY 2007.